VIA EDGAR

July 26, 2013

Kevin Woody Accounting Branch Chief Division of Corporation Finance United States Securities & Exchange Commission 100 F Street, NE Washington, DC 20549-6010	Howard Efron Staff Accountant Division of Corporation Finance United States Securities & Exchange Commission 100 F Street, NE Washington, DC 20549-6010

Re:	HEALTH CARE REIT, INC.:

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 26, 2013

SEC File No. 1-8923

Dear Messrs. Woody and Efron:

The purpose of this letter is to respond to the comments raised in your letter addressed to Health Care REIT, Inc. (the “Company”) dated July 12, 2013. Our response to each comment is set forth below and, as indicated below, a disclosure will be included in future periodic filings, amendments and updates thereto or future proxy statements, as the case may be.

Form 10-K for the fiscal year ended December 31, 2012

Item 1. Business

Investment Types, page 6

1.	We note your response to prior comment 1. Please confirm that you will expand your disclosure within future filings to address some of the aspects of your response including the indication that certain of the properties in your portfolio may sell at a discount to market price as a result of the rights held by certain purchase option holders. Additionally, please tell us the gain or loss on the sale of the 17 properties which were disposed of pursuant to the terms of the purchase options in the original lease.

July 26, 2013

RESPONSE:

In future periodic reports beginning with the year ended December 31, 2013, we will expand our disclosure of purchase options as requested. During the three years ended December 31, 2012, 17 properties were disposed of pursuant to the terms of the purchase options in the original leases which resulted in gains in all cases. These gains totaled $37.4 million.

*        *        *

In connection with responding to your comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you will find the foregoing responsive to your comments. If you have any questions regarding any of the above, please do not hesitate to call Paul D. Nungester, Senior Vice President and Controller of the Company, or the undersigned, Scott A. Estes, at 419-247-2800. Thank you very much.

Very truly yours,
HEALTH CARE REIT, INC.

By:	/s/ SCOTT A. ESTES
Scott A. Estes
Its:	Executive Vice President and
Chief Financial Officer

cc:	Erin Martin, Staff Attorney U.S. SEC

Mike McTiernan, Assistant Director U.S. SEC

Paul D. Nungester, Jr., Senior Vice President & Controller Health Care REIT, Inc.

May Ellen Pisanelli, Esq. Shumaker, Loop & Kendrick, LLP